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September __, 1998

Dear Investor:

     We are asking you to consider and vote on a proposal to merge the America First Tax Exempt Mortgage Fund into a new partnership, America First Tax Exempt Investors, L.P. The Tax Exempt Mortgage Fund is performing very satisfactorily; however, the current structure does not allow the Fund to take advantage of existing opportunities to increase cash flow. The General Partner has proposed the merger in order to transfer the assets of the existing partnership to the new fund which will have expanded authority to restructure its current assets so that it may acquire additional tax-exempt mortgage bonds secured by multifamily real estate. The General Partner has proposed the transaction in an effort to increase the amount of tax-exempt interest available for distribution to investors, reduce risk through increased asset diversification and achieve improved economies of scale.

     Because you are an investor of record as of September 25, 1998, you are receiving the following documents;

--  Consent Solicitation Statement/Prospectus

--  Consent Form, which must be completed and returned

--  Question and Answer brochure

     The merger proposal is described in detail in the accompanying Consent Solicitation Statement Prospectus. We realize this is a sizable document, but we urge you to read it carefully. After you have reviewed the enclosed materials, we urge you to vote "FOR" the proposal by completing, signing and dating the enclosed Consent Form and returning it by November 5, 1998, in the enclosed, postage-paid, envelope.

     If you have further questions regarding the proposal, please call our Investor Services Department at 1-800-239-8787, Option 2.


Michael Yanney

Chairman